SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                February 13, 2003


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                            Form 20-F X     Form 40-F
                                     ---             ---

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No X
                                       ---    ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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VIVENDI Environnement logo


                                  PRESS RELEASE

         Louis Schweitzer joins Vivendi Environnement Supervisory Board


February 11, 2003 - Louis Schweitzer, Chairman and Chief Executive Officer of Renault, was co-opted by the Vivendi Environnement Supervisory Board on February 5, 2003.

Louis Schweitzer started his career as a civil servant. From 1981 until 1986, he served as chief of staff of Laurent Fabius in various Government Ministries and at Matignon (during the period when Mr. Fabius was the French Prime Minister). In 1986, he joined Renault, where in 1988 he became Chief Financial Officer and Head of Strategic Planning. In 1989, he was appointed Executive Vice President and Deputy Chief Operating Officer and then President and Chief Operating Officer in December 1990. He became Chairman and CEO of Renault Group in May 1992.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 13, 2003

                                      VIVENDI ENVIRONNEMENT


                                      By: /s/ Jerome Contamine
                                          ----------------------------------
                                          Name: Jerome Contamine
                                          Title: Chief Financial Officer